UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     January 1, 1998 TO
                                                March 31, 1998
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401

File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period January 1, 1998 through March 31, 1998.


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1st QUARTER 1998
SWEPCO RAIL CAR MAINTENANCE FACILITY
RULE 24 REPORT

A. NUMBER OF RAIL CARS SERVICED
                       SWEPCO          PSO           CPL           TOTAL
       JANUARY           119           442             1             562
       FEBRUARY          188           201           187             576
       MARCH             187             0             2             189
       TOTAL             494           643           190           1,327

B. AMOUNT OF EXPENDITURES
   DETAIL
   DIRECT LABOR -
       JANUARY        $21,521.91    $20,772.42       $30.84     $42,325.17
       FEBRUARY        25,183.34     25,148.99     2,302.31      52,634.64
       MARCH           45,441.69      2,188.99         1.15      47,631.83
       TOTAL          $92,146.94    $48,110.40    $2,334.30    $142,591.64

   DIRECT MATERIAL -
       JANUARY        $67,047.96   $124,545.40    $5,338.19    $196,931.55
       FEBRUARY        79,301.32    125,435.82           --     204,737.14
       MARCH          127,533.18            --           --     127,533.18
       TOTAL         $273,882.46   $249,981.22    $5,338.19    $529,201.87

   OTHER DIRECT EXPENSES
       JANUARY       ($35,943.48)  ($39,900.81)     $297.70    ($75,546.59)
       FEBRUARY        (4,899.07)       351.55     2,147.44      (2,400.08)
       MARCH           56,333.81     19,874.61     2,349.40      78,557.82
       TOTAL          $15,491.26   ($19,674.65)   $4,794.54        $611.15

   INDIRECT EXPENSES SHARED ON
   COST RATIO
       JANUARY        $29,211.42    $28,194.14       $41.86     $57,447.42
       FEBRUARY        34,465.41     34,418.40     3,150.89      72,034.70
       MARCH           62,938.73      3,031.85         1.59      65,972.17
       TOTAL         $126,615.56    $65,644.39    $3,194.34    $195,454.29

   TOTAL EXPENDITURES
       JANUARY        $81,837.81   $133,611.15    $5,708.59    $221,157.55
       FEBRUARY       134,051.00    185,354.76     7,600.64     327,006.40
       MARCH          292,247.41     25,095.45     2,352.14     319,695.00
       TOTAL         $508,136.22   $344,061.36   $15,661.37    $867,858.95

C. COMPUTATION OF COST RATIO
                       SWEPCO          PSO           CPL           TOTAL
   JANUARY 1998
       DIRECT LABOR   $21,521.91    $20,772.42       $30.84     $42,325.17
       COST RATIO      50.85%         49.08%        00.07%         100.00%

   FEBRUARY 1998
       DIRECT LABOR   $25,183.34    $25,148.99    $2,302.31     $52,634.64
       COST RATIO      47.85%         47.78%        04.37%         100.00%

   MARCH 1998
       DIRECT LABOR   $45,441.69     $2,188.99        $1.15     $47,631.83
       COST RATIO      95.40%         04.60%        00.00%         100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.


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                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 7th day of May, 1998.


                       SOUTHWESTERN ELECTRIC POWER COMPANY




                       By    /S/ R. RUSSELL DAVIS

                                 R. Russell Davis
                                 Controller and
                                 Chief Accounting Officer

                                  INDEX TO EXHIBITS




Exhibit                                                      Transmission
NUMBER                     EXHIBIT                              METHOD


  1       January 1998 statement furnished by SWEPCO to      Electronic
             PSO and CPL detailing PSO and CPL's rail car charges

  2       February 1998 statement furnished by SWEPCO to     Electronic
             PSO and CPL detailing PSO and CPL's rail car charges

  3       March 1998 statement furnished by SWEPCO to        Electronic
             PSO and CPL detailing PSO and CPL's rail car charges